Exhibit 2

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

8 April 2020

S&P Global Ratings revises Australia’s credit rating outlook to “negative” with a similar impact on the credit rating outlook for the Australian major banks

Today S&P Global Ratings affirmed Australia’s AAA/A-1+ ratings but revised the outlook on these ratings to “negative”.

As a result of the change in Australia’s sovereign rating outlook, the rating outlooks for the Australian major banks, including Westpac, have also been revised to “negative” from “stable”.

S&P Global Ratings has affirmed Westpac Banking Corporation’s current issuer credit rating of AA- long term, and A-1+ short term, but the outlook has been revised to “negative”. S&P Global Ratings has affirmed the current issuer credit ratings of other Westpac subsidiaries, including Westpac New Zealand Limited, but the outlooks have also been revised to “negative”.

The rating outlook for Westpac’s hybrid Tier 1 instruments and Tier 2 subordinated notes have not been impacted and remain unchanged.

S&P Global Ratings revised the outlook on the long term issuer credit rating on the Commonwealth of Australia to “negative” from “stable” to reflect a substantial deterioration in the sovereign’s fiscal headroom at the ‘AAA’ rating level.

The S&P Global Ratings release on Westpac is attached.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Timothy Hartin, Group Company Secretary.

Research Update:

Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

April 8, 2020

Overview

-           On April 8, 2020, we revised the outlook on our long-term issuer credit rating on the Commonwealth of Australia to negative from stable to reflect a substantial deterioration in the sovereign’s fiscal headroom at the ‘AAA’ rating level.

-           A lower rating on the sovereign would reflect slightly reduced financial capacity to provide timely financial support to Westpac and other systemically important institutions, if needed.

-           We are revising our outlook on Westpac to negative from stable, and affirming our ‘AA-’ long-term and ‘A-1+’ short-term ratings on the bank.

-           The negative outlook reflects a one-in-three likelihood that we will lower our long-term rating on Westpac in the next two years. In our base case, we expect that despite a significant fall in interest and fee income, Westpac’s earnings in the next two years will remain sufficient to absorb the increase in credit losses due to the COVID-19 outbreak and containment measures.

PRIMARY CREDIT ANALYST

Sharad Jain

Melbourne

(61) 3-9631-2077

sharad.jain

@spglobal.com

SECONDARY CONTACTS

Nico N DeLange

Sydney

(61) 2-9255-9887

nico.delange

@spglobal.com

Lisa Barrett

Melbourne

(61) 3-9631-2081

lisa.barrett

@spglobal.com

Rating Action

On April 8, 2020, S&P Global Ratings revised its outlook on its long-term issuer credit rating on Westpac Banking Corp. (Westpac) to negative from stable. At the same time, we affirmed our ‘AA-’ long-term issuer credit rating and ‘A-1+’ short-term issuer credit rating on Westpac. We have also affirmed all our ratings on debt issued by Westpac.

Rationale

The revision in outlook on Westpac mirrors a similar rating action on the Commonwealth of Australia (AAA/Negative/A-1+). The government has announced several large stimulus packages to support the economy in response to the COVID-19 shock, and we expect the government’s fiscal profile to weaken as a result.

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Research Update: Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

We expect to lower our long-term issuer credit rating on Westpac and its core operating subsidiaries to ‘A+’ if we were to lower our long-term issuer credit rating on Australia to ‘AA+’. In this scenario, we also expect to lower our short-term issuer credit rating on Westpac to ‘A-1’. This is because we consider that a lower rating on the sovereign would reflect slightly reduced financial capacity to provide timely financial support to Westpac and other systemically important institutions, if needed.

We consider that Westpac is adequately placed to absorb the increased credit losses--due to the COVID-19 outbreak and containment measures--within its earnings, despite weaker interest margins, fee income, and loan growth compared with recent years. We consider that the substantial fiscal and policy support from the Australian authorities and a strong economic rebound toward the end of calendar 2020 should help to limit the rise in credit losses. We expect that the absolute amount of capital held by the bank will not reduce. Strong and timely monetary support announced by the Australian authorities has alleviated funding and liquidity risks to Westpac from the global financial market dislocation, in our view. We also believe that the likelihood of timely financial support from the Australian government, if needed, remains high. Consequently, our assessment of the Westpac group’s stand-alone credit profile (SACP) remains unchanged and we have affirmed our ratings on the bank and its core operating subsidiaries.

Outlook

The negative outlook reflects a one-in-three likelihood that we will lower our long-term rating on Westpac in the next two years. In our base case, we expect that despite a significant fall in interest and fee income, Westpac’s earnings in the next two years will remain sufficient to absorb the increase in credit losses due to the COVID-19 outbreak and containment measures. Consequently, we expect that the absolute amount of capital held by the Westpac group will not reduce. We forecast a strong economic rebound toward the end of calendar 2020 following a significant downturn. We expect loan growth to remain subdued in the next two years. We also expect that Westpac will be able to adequately manage the funding and liquidity challenges posed by the financial market dislocation in this period.

A weakening in economic conditions may lead us to conclude that systemic risks facing Australian banks have increased. If we worsen the economic risk score by one category within our Banking Industry Country Risk Assessment (BICRA) for Australia to reflect higher systemic risks, we would apply higher risk weights in our capital analysis to reflect the same, which would result in a weakening in our risk-adjusted capital ratios for all banks in Australia. Our SACP for Westpac may weaken by one notch in such a scenario. Consequently, we may lower our ratings on the tier-1 and tier-2 regulatory capital instruments issued by the Westpac group in this scenario. At the same time, we expect our issuer credit rating and our ratings on senior debt issued by the Westpac group to remain unchanged in this scenario due to increased uplift from likely sovereign support to three notches, if other things remained unchanged.

Downside scenario

We expect to lower our long-term issuer credit rating on Westpac and its core operating subsidiaries to ‘A+’ if we were to lower our long-term local currency issuer credit rating on the Commonwealth of Australia to ‘AA+’. This is because we consider that a lower rating on the sovereign would reflect slightly reduced financial capacity to provide timely financial support to Westpac and other systemically important institutions in Australia, if needed.

In a less likely and more severe downside scenario, well beyond our current forecasts, we could

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Research Update: Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

worsen the economic risk score by more than one category within our BICRA on Australia or otherwise worsen our overall BICRA score on Australia, which would likely be reflected in widespread downgrades for Australian banks. A hypothetical example of such a scenario would be an imminent or actual rapid fall in property prices along with a materially weaker economic outlook than our current forecast. A material fall in our risk-adjusted capital ratio for Westpac, for example due to very large credit losses, is another unlikely downgrade scenario.

Upside scenario

We expect to revise the outlook to stable if we affirmed our issuer credit rating of ‘AAA’ on the Commonwealth of Australia with a stable outlook, and we do not see emergence of a substantially weaker economic outlook compared with our current forecast.

Ratings Score Snapshot

	To	From
Issuer Credit Rating	AA-/Negative/A-1+	AA-/Stable/A-1+
SACP	a	a
Anchor	bbb+	bbb+
Business Position	Strong (+1)	Strong (+1)
Capital and Earnings	Strong (+1)	Strong (+1)
Risk Position	Adequate (0)	Adequate (0)
Funding and Liquidity	Average and Adequate (0)	Average and Adequate (0)
Support	+2	+2
ALAC Support	0	0
GRE Support	0	0
Group Support	0	0
Sovereign Support	+2	+2
Additional Factors	0	0

Related Criteria

-           General Criteria: Hybrid Capital: Methodology And Assumptions, July 1, 2019

-           General Criteria: Group Rating Methodology, July 1, 2019

-           Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017

-           General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

-           General Criteria: Guarantee Criteria, Oct. 21, 2016

-           General Criteria: Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, Oct. 24, 2013

-           Criteria | Financial Institutions | Banks: Assessing Bank Branch Creditworthiness, Oct. 14, 2013

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Research Update: Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

-           Criteria | Financial Institutions | Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions, July 17, 2013

-           Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Nov. 9, 2011

-           Criteria | Financial Institutions | Banks: Banks: Rating Methodology And Assumptions, Nov. 9, 2011

-           General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

-           Criteria | Financial Institutions | Banks: Commercial Paper I: Banks, March 23, 2004

Related Research

-           Australia Outlook Revised To Negative As COVID-19 Outbreak Weakens Fiscal Outcomes; ‘AAA/A-1+’ Ratings Affirmed; April 8, 2020.

-           For Asia-Pacific Banks, COVID-19 Crisis Could Add US$300 Billion To Credit Costs, April 5, 2020

-           Scenario and Sensitivity Analysis: Australian Banks Resilient To COVID-19 Crisis, April 1, 2020

-           New Zealand Banks Buckle Down For Lockdown, March 31, 2020

-           Credit Conditions Asia-Pacific: As Bad As 1997, March 30, 2020

-           Downside Risks To Australian Property Prices Not Yet Alarming For Banks, March 25, 2020

-           RBA’s A$90 Billion Funding Salvo Softens COVID-19 Blow For Australian Banks, March 20, 2020

-           Australian Banks Can Absorb COVID-19 Shocks, March 16, 2020

Ratings List

Ratings Affirmed
Westpac New Zealand Ltd.
Certificate Of Deposit
Local Currency	AA-/A-1+
Westpac Banking Corp.
Senior Unsecured	AA-
Subordinated	A-
Subordinated	BBB+
Junior Subordinated	BBB-
Preference Stock	BBB
Preference Stock	BBB-
Short-Term Debt	A-1+
Commercial Paper	A-1+
Westpac Banking Corp. (London Branch)
Junior Subordinated	BBB-

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Research Update: Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

Westpac Banking Corp. (New Zealand Branch)
Subordinated	BBB-
Westpac New Zealand Ltd.
Senior Unsecured	AA-
Certificate Of Deposit	A-1+
Certificate Of Deposit	AA-
Westpac Securities NZ Limited (London Branch)
Senior Unsecured	AA-
Westpac Securities NZ Ltd.
Senior Unsecured	AA-
Commercial Paper	A-1+
Ratings Affirmed; CreditWatch/Outlook Action
	To	From
Westpac Banking Corp.
Westpac New Zealand Ltd.
Westpac Europe Ltd.
Issuer Credit Rating	AA-/Negative/A-1+	AA-/Stable/A-1+

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

S&P Global Ratings Australia Pty Ltd holds Australian financial services license number 337565 under the Corporations Act 2001. S&P Global Ratings’ credit ratings and related research are not intended for and must not be distributed to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Act).

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Research Update: Westpac Banking Corp. Outlook Revised To Negative Following Sovereign Outlook Revision; Ratings Affirmed At ‘AA-/A-1+’

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